June 13, 2019

Phillip Watts
Co-Principal Financial Officer and Principal Accounting Officer
Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

       Re: Dillard's, Inc.
           Form 10-K for the Fiscal Year Ended February 2, 2019
           Filed March 29, 2019
           File No. 001-06140

Dear Mr. Watts:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products